Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

November 15, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11846
Balanced Income Equity and ETF Portfolio, Series 72
(the “Trust”)
CIK No. 2035367 File No. 333-282644

Dear Mr. Cowan:

We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

Comment

Portfolio

1.Given that the universe of common stocks may include those with a market capitalization of over $5 billion, please include disclosure in the Portfolio Selection Process and Risk Factors sections, as appropriate, if the Trust has exposure to small and/or mid capitalization companies.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to small and/or mid capitalization companies, appropriate disclosure will be added to the Portfolio Selection Process and Risk Factors sections of the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon